EXHIBIT 1.1

SECOND SUPPLEMENTAL AGREEMENT

TO

ENGAGEMENT AGREEMENT

      This Second Supplemental Agreement (this “Second Supplemental Agreement”), dated as of March 13, 2014 (the “Commencement Date”), by and between Dataram Corporation (the “Company”) and TriPoint Global Equities, LLC (“TGE”) supplements that certain Engagement Letter dated August 29, 2013 (the “Engagement Letter’) between TGE and the Company and the first Supplemental Agreement dated September 18, 2013 between TGE and the Company (the “First Supplemental Agreement” and together with the Engagement Letter, the “Agreement”). All capitalized terms not herein defined shall have the meaning ascribed to them in the Agreement.

W I T N E S S E T H

WHEREAS, pursuant to the Agreement, the Authorization Period expired on November 29, 2013;

WHEREAS, the Company and TGE have determined to renew the terms of the Agreement for an additional period of three (3) months from the date hereof;

NOW, THEREFORE, in consideration of the mutual promises, terms, covenants and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and TGE hereby agree to amend the Agreement as follows:

1.      Second Authorization Period. TGE’s second engagement shall become effective on the date hereof and, unless extended by the Company and TGE or as otherwise provided in this paragraph, shall expire three (3) months after the signing of this Second Supplemental Agreement (the “Second Authorization Period”). Upon completion of the related Second Authorization Period, unless extended and except as otherwise indicated herein, the terms of the Agreement shall expire.

2.      Applicable Time. Section 3(b)(v)(1) of the First Supplemental Agreement shall be amended and restated in its entirety as follows:

“Applicable Time” means 9:05 a.m. (New York City time) on March [*], 2014 or such other time as agreed by the Company and the Placement Agent.”

3.      Filings, Consents and Approvals. Section 3(i) of the First Supplemental Agreement shall be amended and restated in its entirety as follows:

130 West 42nd Street, 10th Floor New York, NY 10036	www.tripointglobalequities.com	Phone: 212-732-7184 Fax: 212-202-6380

“Filings, Consents and Approvals. Except as disclosed in the Company’s SEC Reports, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of this Agreement and the transactions contemplated pursuant to the Prospectus Supplement, other than: (i) the filing with the Commission of the Prospectus Supplement, (ii) application(s) to the NASDAQ Capital Market (the “Trading Market”) for the listing of the Securities for trading thereon in the time and manner required thereby and (iii) such filings as are required to be made under applicable state securities laws (collectively, the “Required Approvals”).”

4.      Capitalization. Section 3(k) of the First Supplemental Agreement shall be amended and restated in its entirety as follows:

“Capitalization. The capitalization of the Company is as set forth in the Prospectus Supplement.  The Company has not issued any capital stock since the date of filing of its latest periodic report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or, in the event that the Company is not required to file periodic reports pursuant to Section 13(a) or 15(d) of the Exchange Act, the Company has not issued any capital stock since the date of filing of the Prospectus Supplement, other than pursuant to the exercise of employee stock options under the Company’s stock option plans, the issuance of shares of Common Stock to employees pursuant to the Company’s employee stock purchase plans and pursuant to the conversion and/or exercise of securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time any Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock (“Common Stock Equivalents”) outstanding as of the date of the filing of the Prospectus Supplement.  Except as disclosed in the Company’s SEC Reports, no Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement and the transactions contemplated pursuant to the Prospectus Supplement.  Except (i) as a result of the purchase and sale of the Securities, (ii) for stock options issued pursuant to the Company's stock option plans and (iii) as disclosed in the Company’s SEC Reports, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock or Common Stock Equivalents.  Except as disclosed in the Company’s SEC Reports, the issuance and sale of the Securities will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Investors) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. All of the outstanding shares of capital stock of the Company are validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities.  No further approval or authorization of any shareholder, the Board of Directors or others is required for the issuance and sale of the Securities.  There are no shareholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders.”

130 West 42nd Street, 10th Floor New York, NY 10036	www.tripointglobalequities.com	Phone: 212-732-7184 Fax: 212-202-6380

5.      Listing and Maintenance Requirements. Section 3(z) of the First Supplemental Agreement shall be amended and restated in its entirety as follows:

“Listing and Maintenance Requirements. The Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration.  Except as disclosed in the Company’s SEC Reports, the Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance in all material respects with all such listing and maintenance requirements.”

6.      Solvency. Section 3(dd) of the First Supplemental Agreement shall be amended and restated in its entirety as follows:

“Solvency.  Based on the consolidated financial condition of the Company as of each Closing Date, after giving effect to the receipt by the Company of the proceeds from the sale of the Securities hereunder, (i) the fair saleable value of the Company’s assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, and projected capital requirements and capital availability thereof, and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid.  The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt).  The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from each Closing Date.  The Prospectus sets forth as of March [*], 2014 all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments.  For the purposes of this Agreement, “ Indebtedness “ means (x) any liabilities for borrowed money or amounts owed in excess of $50,000 (other than trade accounts payable incurred in the ordinary course of business), (y) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company’s balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (z) the present value of any lease payments in excess of $50,000 due under leases required to be capitalized in accordance with GAAP.  Neither the Company nor any Subsidiary is in default with respect to any Indebtedness.”

130 West 42nd Street, 10th Floor New York, NY 10036	www.tripointglobalequities.com	Phone: 212-732-7184 Fax: 212-202-6380

7.      NASDAQ. Section 3(rr) of the First Supplemental Agreement shall be amended and restated in its entirety as follows:

“NASDAQ.  Shares of Common Stock outstanding prior to the issuance of the Securities are listed for quotation on the NASDAQ, and except as disclosed in the Company’s SEC Reports, the Company has not received any notice from the NASDAQ regarding the delisting of such shares from the NASDAQ. The Company will file with the NASDAQ a Notification of Listing of Additional Shares with respect to the Securities required by the rules of the NASDAQ as soon as practicable following the date hereof.”

8.      Except as expressly set forth in this Second Supplemental Agreement, and, notwithstanding any prior expiration or termination, the original provisions of the Agreement shall remain in full force and effect as if the Term of the Agreement had not expired or terminated and shall continue throughout the Second Authorization Period as set forth herein or for such longer period as may otherwise be agreed upon by the Company and TGE.

9.      This Second Supplemental Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all of which counterparts together shall constitute but one and the same instrument. This Second Supplemental Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto. Delivery of an executed counterpart of a signature page to this Agreement, any amendments, waivers, consents or supplements, by facsimile or other electronic transmission (including a .pdf copy sent by e-mail) shall be deemed to constitute an original and fully effective signature of such party.

130 West 42nd Street, 10th Floor New York, NY 10036	www.tripointglobalequities.com	Phone: 212-732-7184 Fax: 212-202-6380

IN WITNESS WHEREOF, the parties duly executed this Second Supplemental Agreement as of the date first set forth above.

Dataram Corporation		TriPoint Global Equities, LLC

By:	/s/John H. Freeman	By:	/s/Mark Elenowitz
	Name: John H. Freeman		Name: Mark Elenowitz
	Title: President and CEO		Title: CEO

130 West 42nd Street, 10th Floor New York, NY 10036	www.tripointglobalequities.com	Phone: 212-732-7184 Fax: 212-202-6380